September 3, 2024

Betsy Z. Cohen
Chief Executive Officer
Cohen Circle Acquisition Corp. I
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Cohen Circle Acquisition Corp. I
           Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted August 12, 2024
           CIK No. 0001894176
Dear Betsy Z. Cohen:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 27,
2024 letter.

Amendment No. 6 to Draft Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1 and reissue the comment in part. Please revise your prospectus cover page to clarify that Nasdaq listing approval is a condition to your offering.
2. Please revise your prospectus cover page to provide the disclosures required by Item
       1602(a)(2). In that regard, we note your disclosure on page 28 and elsewhere regarding limitations on redemption rights of shareholders holding more than 15% of the shares sold in this offering and your disclosure on page 40 regarding a $5,000,001 net tangible asset
       requirement. Also disclose the    limitations described herein
relating to the redemptions
       or provide a cross-reference to the detailed disclosure in the prospectus.
 September 3, 2024
Page 2

3. We note you disclose that non-managing sponsor investors have expressed an interest in
       purchasing up to an aggregate of approximately $[   ] million of the
units in this offering at
       the offering price (assuming the exercise in full of the underwriter's over-allotment option). Please expand your disclosure to also disclose what percentage of the offering such expressions of interest represent and the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering. Additionally, please tell us whether the limited number of public investors would impact the
company   s
       eligibility to list its securities on Nasdaq. Please provide appropriate risk factor disclosure, including the potential conflicts of interest with the sponsor non-managing members in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units.
Summary, page 5

4. Please expand your disclosure on page 7 to describe the extent to which such compensation and securities may result in material dilution to public shareholders. Refer to Item 1602(b)(6) of Regulation S-K.
5. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. See
       Item 1602(b)(7) of Regulation S-K.
6. We note the disclosure that your sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase public shares in the open market either prior to or following the completion of your initial business combination and that the price per share in such purchases may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with your initial business combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
To mitigate the risk that we might be deemed to be an investment company..., page 66

7. We note your response to prior comment 9. Please revise your disclosure in this risk factor to also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
General

8.     Please disclose whether the non-managing sponsor investors    units
would be subject to a
       lock-up agreement, including a lock-up agreement with the underwriters. September 3, 2024
Page 3

       Please contact Mark Wojciechowski at 202-551-3759 or Lily Dang at 202-551-3867 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Mark Rosenstein